Kevin J. Carr

Kevin.carr@virtus.com

November 23, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Equity Trust (the “Registrant”)
Application to Withdraw Registration Statement on Form N-14
File No. 333-169578

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully applies for the withdrawal of the above-referenced registration statement on Form N-14 filed with the Securities and Exchange Commission (“SEC”) on September 24, 2010 (Accession No: 0001193125-10-216428)(the “Registration Statement”).

The Registration Statement was filed with respect to a proposed reorganization of Virtus Mid-Cap Growth Fund, a series of the Registrant, into Virtus Mid-Cap Core Fund, another series of the Registrant. The Registrant has determined not to proceed with the reorganization and wishes to withdraw the Registration Statement. There were no securities sold or issued pursuant to the Registration Statement. The Registrant submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 263-4791, or Arie Heijkoop of Sullivan &Worcester, counsel to the fund, at (202) 775-1227.

Very truly yours,

/s/ Kevin J. Carr
Kevin J. Carr
Vice President, Chief Legal Officer,
Counsel and Secretary

100 Pearl Street, 8th Floor, Hartford, Connecticut 06103